EXHIBIT 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Chemical Financial Corporation:

We consent to the incorporation by reference in the registration statement on Form S-4 of Chemical Financial Corporation of our reports dated February 27, 2015, with respect to the consolidated statements of financial position of Chemical Financial Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 Annual Report on Form 10-K of Chemical Financial Corporation, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Detroit, Michigan
March 6, 2015